UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING
                          (Check One):

[ X ]     Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [   ]
Form 10-Q  [    ] Form N-SAR [   ]    for period ended: December 31, 1994.

[   ]     Transition Report on Form 10-K
[   ]     Transition Report on Form 20-F
[   ]     Transition Report on Form 11-K
[   ]     Transition Report on Form 10-Q
[   ]     Transition Report on Form N-SAR
     For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

     Full Name of Registrant:  Encore Computer Corporation
     Former Name if Applicable:
     Address of Principal Executive Office (Street and Number)
     6901 West Sunrise Boulevard
     Fort Lauderdale, Florida   33313

PART II -- RULES 12b-25(b) and (c)
If   the  subject report could not be filed without unreasonable effort  or expense  and  the registrant seeks relief pursuant to
Rule  12b-25(b),  the following should be completed.  (Check box
if appropriate)           [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K,  20-
F,  11-K,  10-Q,   N-SAR  or the transition  report  or  portion
thereof could not  be  filed within the prescribed time period.


As of March, 17 1995, Encore Computer Corporation ("Company") and Gould Electronics Inc.("Gould") agreed to cancel $50,000,000 of indebtedness owed to Gould by the Company under their revolving loan agreement in exchange for the issuance to Gould of 500,000 shares of the Company's Series F Convertible Preferred Stock ("Series F") with a liquidation preference of $50,000,000. In addition to the exchange of indebtedness for Series F, the Company and Gould also agreed, among other things, to amend and restate their Uncommitted Loan Agreement (the "Credit Agreement"). As amended, the Credit Agreement provides the Company with an additional committed borrowing facility of $25,000,000. Because of the material effect of these transactions on the presentation of 1994 results and the proximity of the date of the transaction with the filing date of the Form 10-K, the Company requires additional time to prepare its 1994 Form 10-K report.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Kenneth Silverstein                           305-797-5651
          (Name)                           (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X] Yes     [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        [X] Yes     [ ] No

      If  so:   attach   an  explanation  of   the   anticipated
change,    both   narratively   and  quantitatively,   and,   if
appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   ENCORE COMPUTER CORPORATION

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1995        By:  T. MARK MORLEY
                                 T. Mark Morley,
                             Vice President, Finance
                             Chief Financial Officer

                   ENCORE COMPUTER CORPORATION

           Attachment  per Instructions to Part IV(3)

Net sales for 1994 were $76,550,000 compared to net sales for 1993 of $93,532,000 with significant declines reported in both equipment and service sales. Furthermore, unanticipated delays have occurred in the delivery of Infinity SP systems to Amdahl Corporation under the terms of the its Reseller Agreement between the companies.

In connection with deliveries under the Amdahl Reseller Agreement, during the fourth quarter of 1994 Amdahl informed the Company it was postponing further deliveries of the Infinity SP until new versions of the product containing new features and functionality are made available to them. This action has resulted in a significant delay in the realization of product revenues and an increase in inventory, and is largely responsible for the deterioration of operating cash flows. The Company has had continuing discussions with Amdahl requesting the resumption of deliveries under the terms of the Agreement. In response to a recent notice to cure letter sent by the Company to Amdahl, Amdahl filed suit in the Delaware Chancery Court on March 29, 1995 to prevent Encore from terminating the Reseller Agreement. On March 30, 1995, Encore agreed with Amdahl to a "Stand-Still" Agreement in order to more thoroughly discuss the contractual issues that exist between the two companies. The "Stand-Still" Agreement runs until April 14, 1995. At this time, here can be no assurance that an agreement can be reached between the companies.

The 1994 net loss will be less than the net loss of $69,565,000 reported in 1993. Included in 1993's results of operations were one-time non-recurring restructuring charges of $23,265,000. In 1994, lower selling, general and administrative expenses, lower interest expenses due to lower debt levels, and other expense improvements were more than offset by lower 1994 gross margins due in part to lower 1994 net sales, and increased 1994 research and development expenses incurred in connection with efforts to accelerate the completion of the Infinity SP.

Total assets increased significantly in 1994 compared to 1993 due principally to increased inventories resulting from the delay in shipments to Amdahl discussed above. The increase in total assets combined with lower accounts payable and accrued expenses, higher 1994 capital spending and other miscellaneous uses of cash contributed to a significant increase in cash used in operating and investing activities in 1994 when compared to cash used in operating and investing activities in 1993.

At December 31, 1994, the Company will report a capital deficiency due to the net losses incurred during the year. However as discussed above in Part III above, the Company and Gould completed a significant refinancing as of March 17, 1995.

As a result of this transaction, on a pro forma basis assuming the transaction had been completed on December 31, 1994, the Company would have reported substantial shareholders equity rather than the capital deficiency.